Securities and Exchange Commission

Washington, DC 20549

Schedule 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. ____)*

Planet Labs PBC

(Name of Issuer)

Class A Common Stock, $0.0001 par value

(Title of Class of Securities)

72703X106

(CUSIP Number)

December 7, 2021

(Date of Event which Requires

Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting persons’ initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NUMBER 72703X106	13G	Page 2 of 23 Pages

1.	Names of Reporting Persons Draper Fisher Jurvetson Fund X, L.P.
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☐ (b) ☒#
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 21,127,084* (See Items 2 and 4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 21,127,084* (See Items 2 and 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,127,084* (See Items 2 and 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.7%**
12.	Type of Reporting Person (see Instructions) PN

#	Reporting Person expressly disclaims status as a group for purposes of this Schedule 13G.
*

Represents shares of Class A Common Stock of the Issuer beneficially owned on December 7, 2021 following consummation of the transactions contemplated by the Agreement and Plan of Merger, dated July 7, 2021, by and among dMY IV, Photon Merger Sub, Inc., Photon Merger Sub Two, LLC and Planet Labs Inc (collectively, the “Business Combination”. In connection with the Business Combination, each share of capital stock of Planet Labs Inc. beneficially owned by the Reporting Person was converted into the right to receive approximately 1.53184 shares of Class A Common Stock. Does not include up to 2,332,842 additional shares of the Issuer Class A common stock which may be issued to the reporting person as additional contingent consideration in four substantially equal installments if the closing price of the Issuer’s Class A Common Stock equals or exceeds $15.00, $17.00, $19.00 and $21.00, over any 20 trading days within any 30 day trading period prior to December 7, 2026 or if the Issuer consummates a change of control transaction prior to December 7, 2026 that entitles its stockholders to receive a per share consideration of at least $15.00, $17.00, $19.00 and $21.00.

**	This percentage set forth on the cover sheet is calculated based upon 241,542,778 shares of Class A common stock reported outstanding at December 7, 2021.

CUSIP NUMBER 72703X106	13G	Page 3 of 23 Pages

1.	Names of Reporting Persons Draper Fisher Jurvetson Fund X Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☐ (b) ☒#
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 21,127,084## * (See Items 2 and 4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 21,127,084## * (See Items 2 and 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,127,084## * (See Items 2 and 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.7%** (See Items 2 and 4)
12.	Type of Reporting Person (see Instructions) PN

#	Reporting Person expressly disclaims status as a group for purposes of the 13G.
##	All of these shares are held directly by Draper Fisher Jurvetson Fund X, L.P. (Fund X). Draper Fisher Jurvetson Fund X Partners, L.P. is the GP of Fund X.
*

Represents shares of Class A Common Stock of the Issuer beneficially owned on December 7, 2021 following the Business Combination. In connection with the Business Combination, each share of capital stock of Planet Labs Inc. beneficially owned by the Reporting Person was converted into the right to receive approximately 1.53184 shares of Class A Common Stock. Does not include up to 2,332,842 additional shares of the Issuer Class A common stock which may be issued by the Issuer as additional contingent consideration in four substantially equal installments if the closing price of the Issuer’s Class A Common Stock equals or exceeds $15.00, $17.00, $19.00 and $21.00, over any 20 trading days within any 30 day trading period prior to December 7, 2026 or if the Issuer consummates a change of control transaction prior to December 7, 2026 that entitles its stockholders to receive a per share consideration of at least $15.00, $17.00, $19.00 and $21.00.

**	This percentage set forth on the cover sheet is calculated based upon 241,542,778 shares of Class A common stock outstanding at December 7, 2021.

CUSIP NUMBER 72703X106	13G	Page 4 of 23 Pages

1.	Names of Reporting Persons DFJ Fund X, Ltd.
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☐ (b) ☒#
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 21,127,084## * (See Items 2 and 4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 21,127,084## * (See Items 2 and 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,127,084## * (See Items 2 and 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.7%** (See Items 2 and 4)
12.	Type of Reporting Person (see Instructions) OO (limited liability company)

#	Reporting Person expressly disclaims status as a group for purposes of the 13G.
##

All of these shares are owned directly by Draper Fisher Jurvetson Fund X, L.P. (“Fund X”). DFJ Fund X, Ltd. is the General Partner of Draper Fisher Jurvetson Fund X Partners, L.P., which is the General Partner of Fund X. Messrs. Timothy C. Draper, John H.N. Fisher, Andreas Stavropoulos, Joshua Stein and Donald F. Wood are directors of DFJ Fund X, Ltd.

*

Represents shares of Class A Common Stock of the Issuer beneficially owned on December 7, 2021 following the Business Combination. In connection with the Business Combination, each share of capital stock of Planet Labs Inc. beneficially owned by the Reporting Person was converted into the right to receive approximately 1.53184 shares of Class A Common Stock. Does not include up to 2,332,842 additional shares of the Issuer Class A common stock which may be issued by the Issuer as additional contingent consideration in four substantially equal installments if the closing price of the Issuer’s Class A Common Stock equals or exceeds $15.00, $17.00, $19.00 and $21.00, over any 20 trading days within any 30 day trading period prior to December 7, 2026 or if the Issuer consummates a change of control transaction prior to December 7, 2026 that entitles its stockholders to receive a per share consideration of at least $15.00, $17.00, $19.00 and $21.00.

**	This percentage set forth on the cover sheet is calculated based upon 241,542,778 shares of Class A common stock outstanding at December 7, 2021.

CUSIP NUMBER 72703X106	13G	Page 5 of 23 Pages

1.	Names of Reporting Persons Draper Fisher Jurvetson Partners X, LLC
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☐ (b) ☒#
3.	SEC Use Only
4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 645,526## * (See Items 2 and 4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 645,526## * (See Items 2 and 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 645,526## * (See Items 2 and 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.3%**
12.	Type of Reporting Person (see Instructions) OO (limited liability company)

#	Reporting Person expressly disclaims status as a group for purposes of the 13G.
##

Draper Fisher Jurvetson Partners X, LLC. (“Fund X LLC”) is a side-by-side fund of Draper Fisher Jurvetson Fund X, L.P. (“Fund X”). The managing members of Fund X LLC are Messrs. Draper and Fisher, who each disclaim beneficial ownership of the shares held by Fund X LLC except to the extent of their pecuniary interest therein.

*

Represents shares of Class A Common Stock of the Issuer beneficially owned on December 7, 2021 following the Business Combination. In connection with the Business Combination, each share of capital stock of Planet Labs Inc. beneficially owned by the Reporting Person was converted into the right to receive approximately 1.53184 shares of Class A Common Stock. Does not include up to 71,278 additional shares of the Issuer Class A common stock which may be issued by the Issuer as additional contingent consideration in four substantially equal installments if the closing price of the Issuer’s Class A Common Stock equals or exceeds $15.00, $17.00, $19.00 and $21.00, over any 20 trading days within any 30 day trading period prior to December 7, 2026 or if the Issuer consummates a change of control transaction prior to December 7, 2026 that entitles its stockholders to receive a per share consideration of at least $15.00, $17.00, $19.00 and $21.00.

**	This percentage set forth on the cover sheet is calculated based upon 241,542,778 shares of Class A common outstanding at December 7, 2021.

CUSIP NUMBER 72703X106	13G	Page 6 of 23 Pages

1.	Names of Reporting Persons Draper Associates Riskmasters Fund II, LLC
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☐ (b) ☒#
3.	SEC Use Only
4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 940,235## * (See Items 2 and 4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 940,235## * (See Items 2 and 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 940,235## * (See Items 2 and 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.4%** (See Items 2 and 4)
12.	Type of Reporting Person (see Instructions) OO (limited liability company)

#	Reporting Person expressly disclaims status as a group for purposes of the 13G.
##	Mr. Timothy C. Draper is the managing member of Draper Associates Riskmasters Fund II, LLC and has sole investment and voting power.
*

Represents shares of Class A Common Stock of the Issuer beneficially owned on December 7, 2021 following consummation of the Business Combination. In connection with the Business Combination, each share of capital stock of Planet Labs Inc. beneficially owned by the Reporting Person was converted into the right to receive approximately 1.53184 shares of Class A Common Stock. Does not include up to 103,820 additional shares of the Issuer Class A common stock which may be issued by the Issuer as additional contingent consideration in four substantially equal installments if the closing price of the Issuer’s Class A Common Stock equals or exceeds $15.00, $17.00, $19.00 and $21.00, over any 20 trading days within any 30 day trading period prior to December 7, 2026 or if the Issuer consummates a change of control transaction prior to December 7, 2026 that entitles its stockholders to receive a per share consideration of at least $15.00, $17.00, $19.00 and $21.00.

**	This percentage set forth on the cover sheet is calculated based upon 241,542,778 shares of Class A common stock outstanding at December 7, 2021.

CUSIP NUMBER 72703X106	13G	Page 7 of 23 Pages

1.	Names of Reporting Persons Draper Associates Riskmasters Fund III, LLC
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☐ (b) ☒#
3.	SEC Use Only
4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 761,659##* (See Items 2 and 4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 761,659##* (See Items 2 and 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 761,659##* (See Items 2 and 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.3%**
12.	Type of Reporting Person (see Instructions) OO (limited liability company)

#	Reporting Person expressly disclaims status as a group for purposes of the 13G.
##	Mr. Timothy C. Draper is the managing member of Draper Associates Riskmasters Fund III, LLC and has sole investment and voting power.
*

Represents shares of Class A Common Stock of the Issuer beneficially owned on December 7, 2021 following consummation of the Business Combination. In connection with the Business Combination, each share of capital stock of Planet Labs Inc. beneficially owned by the Reporting Person was converted into the right to receive approximately 1.53184 shares of Class A Common Stock. Does not include up to 84,101 additional shares of the Issuer Class A common stock which may be issued to the reporting person as additional contingent consideration in four substantially equal installments if the closing price of the Issuer’s Class A Common Stock equals or exceeds $15.00, $17.00, $19.00 and $21.00, over any 20 trading days within any 30 day trading period prior to December 7, 2026 or if the Issuer consummates a change of control transaction prior to December 7, 2026 that entitles its stockholders to receive a per share consideration of at least $15.00, $17.00, $19.00 and $21.00.

**	This percentage set forth on the cover sheet is calculated based upon 241,542,778 shares of Class A common stock outstanding at December 7, 2021.

CUSIP NUMBER 72703X106	13G	Page 8 of 23 Pages

1.	Names of Reporting Persons Timothy C. Draper
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☐ (b) ☒#
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 1,701,894+ * (See Items 2 and 4)
	6.	Shared Voting Power 21,772,610## * (See Items 2 and 4)
	7.	Sole Dispositive Power 1,701,894+ * (See Items 2 and 4)
	8.	Shared Dispositive Power 21,772,610## * (See Items 2 and 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,474,504## * (See Items 2 and 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.7%**
12.	Type of Reporting Person (see Instructions) IN

#	Reporting Person expressly disclaims status as a group for purposes of the 13G.
+

Of these shares 940,235 shares are held by Draper Associates Riskmasters Fund II, LLC (“DARF II”), and 761,659 shares are held by Draper Associates Riskmasters Fund III, LLC (“DARF III”). Mr. Draper is the Managing Member of DARF II and DARF III and has sole investment and voting power with respect to all such shares.

##	Of these shares, 21,127,084 shares are directly held by Draper Fisher Jurvetson Fund X, L.P., and 645,526 shares are directly held by Draper Fisher Jurvetson Partners X, LLC.
*

Represents shares of Class A Common Stock of the Issuer beneficially owned on December 7, 2021 following consummation of the Business Combination. In connection with the Business Combination, each share of capital stock of Planet Labs Inc. beneficially owned by the Reporting Person was converted into the right to receive approximately 1.53184 shares of Class A Common Stock. Does not include up to 2,592,041 additional shares of the Issuer Class A common stock which may be issued to the reporting person as additional contingent consideration in four substantially equal installments if the closing price of the Issuer’s Class A Common Stock equals or exceeds $15.00, $17.00, $19.00 and $21.00, over any 20 trading days within any 30 day trading period prior to December 7, 2026 or if the Issuer consummates a change of control transaction prior to December 7, 2026 that entitles its stockholders to receive a per share consideration of at least $15.00, $17.00, $19.00 and $21.00.

**	This percentage set forth on the cover sheet is calculated based upon 241,542,778 shares of Class A common stock outstanding at December 7, 2021.

CUSIP NUMBER 72703X106	13G	Page 9 of 23 Pages

1.	Names of Reporting Persons John H. N. Fisher
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☐ (b) ☒#
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 21,772,610## * (See Items 2 and 4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 21,772,610## * (See Items 2 and 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,772,610## * (See Items 2 and 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.0%**
12.	Type of Reporting Person (see Instructions) IN

#	Reporting Person expressly disclaims status as a group for purposes of the 13G.
##	Of these shares 21,127,084 are held by Draper Fisher Jurvetson Fund X, L.P., and 645,526 shares are held by Draper Fisher Jurvetson Partners X, LLC.
*

Represents shares of Class A Common Stock of the Issuer beneficially owned on December 7, 2021 following consummation of the transactions contemplated by the Business Combination. Represents shares of Class A Common Stock of the Issuer beneficially owned on December 7, 2021 following consummation of the Business Combination. In connection with the Business Combination, each share of capital stock of Planet Labs Inc. beneficially owned by the Reporting Person was converted into the right to receive approximately 1.53184 shares of Class A Common Stock. Does not include up to 2,404,120 additional shares of the Issuer Class A common stock which may be issued to the reporting person as additional contingent consideration in four substantially equal installments if the closing price of the Issuer’s Class A Common Stock equals or exceeds $15.00, $17.00, $19.00 and $21.00, over any 20 trading days within any 30 day trading period prior to December 7, 2026 or if the Issuer consummates a change of control transaction prior to December 7, 2026 that entitles its stockholders to receive a per share consideration of at least $15.00, $17.00, $19.00 and $21.00.

**	This percentage set forth on the cover sheet is calculated based upon 241,542,778 shares of Class A common stock outstanding at December 7, 2021.

CUSIP NUMBER 72703X106	13G	Page 10 of 23 Pages

1.	Names of Reporting Persons Andreas Stavropoulos
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☐ (b) ☒#
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 21,127,084## * (See Items 2 and 4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 21,127,084## * (See Items 2 and 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,127,084## * (See Items 2 and 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.7%**
12.	Type of Reporting Person (see Instructions) IN

#	Reporting Person expressly disclaims status as a group for purposes of the 13G.
##	Of these shares 21,127,084 are held by Draper Fisher Jurvetson Fund X, L.P.
*

Represents shares of Class A Common Stock of the Issuer beneficially owned on December 7, 2021 following consummation of the Business Combination. Represents shares of Class A Common Stock of the Issuer beneficially owned on December 7, 2021 following consummation of the Business Combination. In connection with the Business Combination, each share of capital stock of Planet Labs Inc. beneficially owned by the Reporting Person was converted into the right to receive approximately 1.53184 shares of Class A Common Stock. Does not include up to 2,332,842 additional shares of the Issuer Class A common stock which may be issued to the reporting person as additional contingent consideration in four substantially equal installments if the closing price of the Issuer’s Class A Common Stock equals or exceeds $15.00, $17.00, $19.00 and $21.00, over any 20 trading days within any 30 day trading period prior to December 7, 2026 or if the Issuer consummates a change of control transaction prior to December 7, 2026 that entitles its stockholders to receive a per share consideration of at least $15.00, $17.00, $19.00 and $21.00.

**	This percentage set forth on the cover sheet is calculated based upon 241,542,778 shares of Class A common stock outstanding at December 7, 2021.

CUSIP NUMBER 72703X106	13G	Page 11 of 23 Pages

1.	Names of Reporting Persons Joshua Stein
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☐ (b) ☒#
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 21,127,084## * (See Items 2 and 4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 21,127,084## * (See Items 2 and 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,127,084## * (See Items 2 and 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.7%**
12.	Type of Reporting Person (see Instructions) IN

#	Reporting Person expressly disclaims status as a group for purposes of the 13G.
##	Of these shares 21,127,084 are held by Draper Fisher Jurvetson Fund X, L.P.
*

Represents shares of Class A Common Stock of the Issuer beneficially owned on December 7, 2021 following consummation of the Business Combination. In connection with the Business Combination, each share of capital stock of Planet Labs Inc. beneficially owned by the Reporting Person was converted into the right to receive approximately 1.53184 shares of Class A Common Stock. Does not include up to 2,332,842 additional shares of the Issuer Class A common stock which may be issued to the reporting person as additional contingent consideration in four substantially equal installments if the closing price of the Issuer’s Class A Common Stock equals or exceeds $15.00, $17.00, $19.00 and $21.00, over any 20 trading days within any 30 day trading period prior to December 7, 2026 or if the Issuer consummates a change of control transaction prior to December 7, 2026 that entitles its stockholders to receive a per share consideration of at least $15.00, $17.00, $19.00 and $21.00.

**	This percentage set forth on the cover sheet is calculated based upon 241,542,778 shares of Class A common stock reported outstanding at December 7, 2021.

CUSIP NUMBER 72703X106	13G	Page 12 of 23 Pages

1.	Names of Reporting Persons Donald F. Wood
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☐ (b) ☒#
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 21,127,084## * (See Items 2 and 4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 21,127,084## * (See Items 2 and 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,127,084## * (See Items 2 and 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.7%**
12.	Type of Reporting Person (see Instructions) IN

#	Reporting Person expressly disclaims status as a group for purposes of the 13G.
##	Of these shares 21,127,084 are held by Draper Fisher Jurvetson Fund X, L.P.
*

Represents shares of Class A Common Stock of the Issuer beneficially owned on December 7, 2021 following consummation of the Business Combination. In connection with the Business Combination, each share of capital stock of Planet Labs Inc. beneficially owned by the Reporting Person was converted into the right to receive approximately 1.53184 shares of Class A Common Stock. Does not include up to 2,332,842 additional shares of the Issuer Class A common stock which may be issued to the reporting person as additional contingent consideration in four substantially equal installments if the closing price of the Issuer’s Class A Common Stock equals or exceeds $15.00, $17.00, $19.00 and $21.00, over any 20 trading days within any 30 day trading period prior to December 7, 2026 or if the Issuer consummates a change of control transaction prior to December 7, 2026 that entitles its stockholders to receive a per share consideration of at least $15.00, $17.00, $19.00 and $21.00..

**	This percentage set forth on the cover sheet is calculated based upon 241,542,778 shares of Class A common stock outstanding at December 7, 2021.

CUSIP NUMBER 72703X106	13G	Page 13 of 23 Pages

Item 1(a)	Name of Issuer: Planet Labs PBC

Item 1(b)	Address of Issuer’s principal executive offices:

645 Harrison Street, Floor 4, San Francisco, CA 94107

Item 2(a)	Name of Person Filing and Item 2(c) Citizenship.

This Schedule 13G is filed on behalf of:

(i)	Draper Fisher Jurvetson Fund X, L.P., a Cayman Island exempted limited partnership (“Fund X”).

(ii)	Draper Fisher Jurvetson Fund X Partners, L.P., a Cayman Islands exempted limited partnership (“Fund X Partners”), and an affiliate of Fund X and the general partner of Fund X.

(iii)

DFJ Fund X, Ltd., a Cayman Islands exempted limited liability company (“Fund X Ltd.”) and an affiliate of Fund X, is the general partner to Fund X Partners. Messrs. Timothy C. Draper, John H.N. Fisher, Andreas Stavropoulos, Joshua Stein and Donald F. Wood are directors. Messrs. Draper, Fisher, Stavropoulos, Stein and Wood exercise shared voting and investment powers over the shares held by Fund X Ltd. Messrs. Draper, Fisher, Stavropoulos, Stein and Wood disclaim beneficial ownership of the shares held by Fund X except to the extent of any pecuniary interest therein.

(iv)

Draper Fisher Jurvetson Partners X, LLC, a California limited liability company (“Partners X”) is a side-by-side fund of Fund X. The managing members of Partners X are Messrs. Draper and Fisher. Decisions with respect to Partners X securities are made automatically in conjunction with decisions by Fund X. Messrs. Draper and Fisher disclaim beneficial ownership of the shares held by Partners IX except to the extent of their pecuniary interest therein.

(v)

Draper Associates Riskmasters Fund II, LLC, a California limited liability company (“DARFII”). Mr. Draper is the managing member of DARFII and he disclaims beneficial ownership of the shares held by DARFII except to the extent of his pecuniary interest therein.

(vi)

Draper Associates Riskmasters Fund III, LLC, a California limited liability company (“DARFIII”). Mr. Draper is the managing member of DARFIII and he disclaims beneficial ownership of the shares held by DARFIII except to the extent of his pecuniary interest therein.

(vii)

Timothy C. Draper, a United States citizen, is a managing director of Fund X, a managing member of Partners X and director of Fund X Ltd. Mr. Draper is also the Managing Member of DARF II and DARF III.

(viii)	John H. N. Fisher, a United States citizen, is a managing director of Fund X, a managing member of Partners X and a director of Fund X Ltd.

(ix)	Andreas Stavropoulos, a United States citizen, is a director of Fund X Ltd.

(x)	Joshua Stein, a United States citizen, is a director of Fund X Ltd.

CUSIP NUMBER 72703X106	13G	Page 14 of 23 Pages

(xi)	Donald F. Wood, a United States citizen, is a director of Fund X Ltd.

Item 2(b)	Address of principal business office or, if none, residence:

2882 Sand Hill Road, Suite 150, Menlo Park, CA 94025 (address for DFJ entities, Messrs. Fisher, Stavropolous, Stein and Wood)

55 East 3rd Avenue, San Mateo, CA 94401 (address for DARFII, DARFIII, and Mr. Draper)

Item 2(d)	Title of class of securities: Class A Common Stock, par value $0.0001 per share.

Represents shares of Class A Common Stock of the Issuer beneficially owned on December 7, 2021 following consummation of the Business Combination. In connection with the Business Combination, each share of capital stock of Planet Labs Inc. beneficially owned by the Reporting Person was converted into the right to receive approximately 1.53184 shares of Class A Common Stock. Does not include additional shares of the Issuer Class A common stock which may be issued to the reporting person as additional contingent consideration in four substantially equal installments if the closing price of the Issuer’s Class A Common Stock equals or exceeds $15.00, $17.00, $19.00 and $21.00, over any 20 trading days within any 30 day trading period prior to December 7, 2026 or if the Issuer consummates a change of control transaction prior to December 7, 2026 that entitles its stockholders to receive a per share consideration of at least $15.00, $17.00, $19.00 and $21.00.

Item 2(e)	CUSIP No.: 72703X106

Item 3.	If this statement is filed pursuant to § 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

CUSIP NUMBER 72703X106	13G	Page 15 of 23 Pages

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify type of institution:

Item 4.	Ownership. Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The information set forth on all of the cover sheets hereto with respect to each of the Reporting Persons on this Schedule 13G is incorporated herein by reference. The percentages set forth on the cover sheets and below are calculated based on 241,542,730 shares of Class A common stock outstanding at December 7, 2021. The information set forth in this Schedule 13G does not include an additional 27,000,000 shares of Class A Common Stock which may be issued by the Issuer in the aggregate as contingent consideration in connection with the Business Combination.

Draper Fisher Jurvetson Fund X, L.P.

A.	Amount Beneficially owned: 21,127,084

B.	Percent of Class: 8.7%

C.	Number of shares owned to which such person has:

1.	sole power to vote or to direct the vote: 0

2.	shared power to vote or to direct the vote: 21,127,084

3.	sole power to dispose or to direct the disposition of: 0

4.	shared power to dispose or to direct the disposition of: 21,127,084

Draper Fisher Jurvetson Fund X Partners, L.P.

A.	Amount Beneficially owned: 21,127,084

B.	Percent of Class: 8.7%

C.	Number of shares owned to which such person has:

1.	sole power to vote or to direct the vote: 0

2.	shared power to vote or to direct the vote: 21,127,084

3.	sole power to dispose or to direct the disposition of: 0

4.	shared power to dispose or to direct the disposition of: 21,127,084

DFJ Fund X, Ltd.

A.	Amount Beneficially owned: 21,127,084

B.	Percent of Class: 8.7%

C.	Number of shares owned to which such person has:

1.	sole power to vote or to direct the vote: 0

2.	shared power to vote or to direct the vote: 21,127,084

3.	sole power to dispose or to direct the disposition of: 0

4.	shared power to dispose or to direct the disposition of: 23,459,926

CUSIP NUMBER 72703X106	13G	Page 16 of 23 Pages

Draper Fisher Jurvetson Partners X, LLC

A.	Amount Beneficially owned: 645,526

B.	Percent of Class: 0.3%

C.	Number of shares owned to which such person has:

1.	sole power to vote or to direct the vote: 0

2.	shared power to vote or to direct the vote: 645,526

3.	sole power to dispose or to direct the disposition of: 0

4.	shared power to dispose or to direct the disposition of: 645,526

Draper Associates Riskmasters Fund II, LLC

A.	Amount Beneficially owned: 940,235

B.	Percent of Class: 0.4%

C.	Number of shares owned to which such person has:

1.	sole power to vote or to direct the vote: 0

2.	shared power to vote or to direct the vote: 940,235

3.	sole power to dispose or to direct the disposition of: 0

4.	shared power to dispose or to direct the disposition of: 940,235

Draper Associates Riskmasters Fund III, LLC

A.	Amount Beneficially owned: 761,659

B.	Percent of Class: 0.3%

C.	Number of shares owned to which such person has:

1.	sole power to vote or to direct the vote: 0

2.	shared power to vote or to direct the vote: 761,659

3.	sole power to dispose or to direct the disposition of: 0

4.	shared power to dispose or to direct the disposition of: 761,659

Timothy C. Draper

A.	Amount Beneficially owned: 23,474,504

B.	Percent of Class: 9.7%

C.	Number of shares owned to which such person has:

1.	sole power to vote or to direct the vote: 1,701,894

2.	shared power to vote or to direct the vote: 21,772,610

3.	sole power to dispose or to direct the disposition of: 1,701,894

4.	shared power to dispose or to direct the disposition of: 21,772,610

CUSIP NUMBER 72703X106	13G	Page 17 of 23 Pages

John H. N. Fisher

A.	Amount Beneficially owned: 21,772,610

B.	Percent of Class: 9.0%

C.	Number of shares owned to which such person has:

1.	sole power to vote or to direct the vote: 0

2.	shared power to vote or to direct the vote: 21,772,610

3.	sole power to dispose or to direct the disposition of: 0

4.	shared power to dispose or to direct the disposition of: 21,772,610

Andreas Stavropoulos

A.	Amount Beneficially owned: 21,127,084

B.	Percent of Class: 8.7%

C.	Number of shares owned to which such person has:

1.	sole power to vote or to direct the vote: 0

2.	shared power to vote or to direct the vote: 21,127,084

3.	sole power to dispose or to direct the disposition of: 0

4.	shared power to dispose or to direct the disposition of: 21,127,084

Joshua Stein

A.	Amount Beneficially owned: 21,127,084

B.	Percent of Class: 8.7%

C.	Number of shares owned to which such person has:

1.	sole power to vote or to direct the vote: 0

2.	shared power to vote or to direct the vote: 21,127,084

3.	sole power to dispose or to direct the disposition of: 0

4.	shared power to dispose or to direct the disposition of: 21,127,084

Donald F. Wood

A.	Amount Beneficially owned: 21,127,084

B.	Percent of Class: 8.7%

C.	Number of shares owned to which such person has:

1.	sole power to vote or to direct the vote: 0

2.	shared power to vote or to direct the vote: 21,127,084

3.	sole power to dispose or to direct the disposition of: 0

4.	shared power to dispose or to direct the disposition of: 21,127,084

Item 5.	Ownership of Five Percent or Less of a Class.

If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: ☐

CUSIP NUMBER 72703X106	13G	Page 18 of 23 Pages

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

Not Applicable.

CUSIP NUMBER 72703X106	13G	Page 19 of 23 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 15, 2021

Draper Fisher Jurvetson Fund X, L.P.

By:	Draper Fisher Jurvetson Fund X Partners, L.P. (general partner)

By:	DFJ Fund X, Ltd., its general partner

By:	/s/ John H. N. Fisher
Name: John H. N. Fisher
Title: Director

Draper Fisher Jurvetson Fund X Partners, L.P.

By:	DFJ Fund X, Ltd., its general partner

By:	/s/ John H. N. Fisher
Name: John H. N. Fisher
Title: Director

DFJ Fund X, Ltd.

By:	/s/ John H. N. Fisher
Name: John H. N. Fisher
Title: Director

CUSIP NUMBER 72703X106	13G	Page 20 of 23 Pages

Draper Fisher Jurvetson Partners X, LLC

By:	/s/ John H. N. Fisher
Name: John H. N. Fisher
Title: Managing Member

Draper Associates Riskmasters Fund II, LLC

By:	/s/ Timothy C. Draper
Name: Timothy C. Draper
Title: Managing Member

Draper Associates Riskmasters Fund III, LLC

By:	/s/ Timothy C. Draper
Name: Timothy C. Draper
Title: Managing Member

/s/ Timothy C. Draper Timothy C. Draper

/s/ John H. N. Fisher John H. N. Fisher

/s/ Andreas Stavropolous Andreas Stavropolous

/s/ Joshua Stein Joshua Stein

/s/ Donald F. Wood Donald F. Wood

CUSIP NUMBER 72703X106	13G	Page 21 of 23 Pages

Exhibit Index

Exhibit	Description

99.1	Statement pursuant to Rule 13d-1(k)(1)(iii), filed herewith